Exhibit 99.1

Hydro One receives regulatory approval for acquisition of Orillia Power Distribution Corporation and Peterborough Distribution Inc.

- Merger of longtime neighbours will deliver long-term value through exceptional customer service,

greater efficiencies and local investments -

TORONTO, April 30, 2020 – Hydro One Limited (TSX: H) (“Hydro One”) announced today that the Ontario Energy Board (“OEB”) has approved the applications for the acquisitions of Ontario-based utilities Orillia Power Distribution Corporation (“OPDC”) from the City of Orillia, and the business and distribution assets of Peterborough Distribution Inc. (“PDI”), from the City of Peterborough.

“We look forward to welcoming our new customers and employees to the Hydro One family,” said Mark Poweska, President and CEO, Hydro One Limited. “These strong partnerships will energize life in the City of Orillia and the City of Peterborough for years to come through our continued investment in exceptional customer service, safe and efficient operations, and community initiatives. We would like to thank Mayor Clarke and Mayor Therrien, Orillia and Peterborough City Councils, and the OPDC and PDI teams for their dedication and partnership.”

Copies of the decisions are available on the OEB’s website:

Decision regarding OPDC: http://www.rds.oeb.ca/HPECMWebDrawer/Record/675935/File/document

Decision regarding PDI: http://www.rds.oeb.ca/HPECMWebDrawer/Record/675963/File/document

Orillia Power Distribution Corporation

On August 15, 2016, Hydro One announced that it had agreed to acquire 100 per cent of OPDC for $26.35 million and assume approximately $14.9 million of debt and regulatory liabilities for a total transaction value of $41.3 million. OPDC serves approximately 14,000 customers in Central Ontario. The deal is expected to close in the coming months.

Construction has started on Hydro One’s new grid control centre in Orillia, which will be home to 150-250 highly skilled employees working to ensure electricity is moving safely across the province to Hydro One’s 1.4 million residential and business customers.

Once the OPDC transaction deal has closed, Hydro One anticipates making additional investments in the Orillia community, such as the development of a new provincial warehouse and regional operations centre.

As part of the agreement, base distribution charges for OPDC customers will be reduced by one per cent and frozen for five years, followed by increases at or near inflation for years 6-10.

“During such a challenging economic climate due to COVID-19, the OEB’s approval of the sale of OPDC to Hydro One and the significant investments to be made in Orillia as a result of this decision is a beacon of light. The sale of the distribution arm of Orillia Power to Hydro One will bring tremendous growth and investment to the City of Orillia. I would like to thank Hydro One for its commitment to investing in Orillia and the strong community support they have demonstrated. We look forward to officially welcoming you to the Sunshine City,” said Steve Clarke, Mayor of Orillia.

Peterborough Distribution Inc.

On August 1, 2018, Hydro One announced that it had agreed to acquire the business and distribution assets of PDI for a purchase price of $105 million. PDI serves approximately 37,000 customers in the City of Peterborough and Villages of Lakefield and Norwood. The deal is expected to close in the coming months.

Once the PDI deal has closed, Hydro One intends to make investments in the local community, such as the development of a new operations centre and fleet maintenance facility.

As part of the agreement, base distribution charges for PDI customers will be reduced by one per cent and frozen for five years, followed by increases at or near inflation for years 6-10.

“Hydro One’s purchase of PDI brings new investments and combines the City’s electricity distribution network with Hydro One’s substantial presence in the broader Peterborough region to bring value and enhance service quality for customers. The City looks forward to working with Hydro One on its planned construction of a new regional operations centre and fleet maintenance facility in Peterborough, once the deal has closed,” said Diane Therrien, Mayor of Peterborough.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial.